555 Eleventh Street, N.W., Suite 1000 Washington, D.C. 20004-1304 Tel: +1.202.637.2200 Fax: +1.202.637.2201 www.lw.com

FIRM / AFFILIATE OFFICES
October 7, 2015 VIA EDGAR SUBMISSION United States Securities and Exchange Commission Division of Corporation Finance 100 F St., N.E. Washington, D.C. 20549	Abu Dhabi Barcelona Beijing Boston Brussels Century City Chicago Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid	Milan Moscow Munich New Jersey New York Orange County Paris Riyadh Rome San Diego San Francisco Shanghai Silicon Valley Singapore Tokyo Washington, D.C.
Attention:	Loan Laurent P. Nguyen
Sandra Eisen
Ethan Horowitz
Anuja A. Majmudar

Re:	Multi Packaging Solutions International Limited
Amendment No. 3 to Registration Statement on Form S-1
Filed September 30, 2015
File No. 333-205278

Ladies and Gentleman:

As discussed with Anuja A. Majmudar, Multi Packaging Solutions International Limited (the “Company”), is submitting as correspondence marked pages showing proposed changes to be made in an Amendment (the “Amendment”) to its registration statement on Form S-1 (as it may be amended or supplemented, the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) on June 26, 2015. Attached hereto as Exhibit A are proposed changed pages to the Amendment that are intended to be responsive to comment number 2 contained in the comment letter to Mr. Marc Shore, the Company’s Chief Executive Officer, dated October 2, 2015, from the staff of the Commission (the “Staff”). The Company respectfully requests that the Staff review the attached correspondence in advance of the Company filing the Amendment.

Please do not hesitate to contact me at (202) 637-1028 or my colleague, Jason M. Licht, at (202) 637-2258, with any questions or further comments you may have regarding this correspondence or if you wish to discuss any of the Company’s proposed changes to the Amendment.

Sincerely,

/s/ Patrick H. Shannon

Patrick H. Shannon of LATHAM & WATKINS LLP

Enclosures

cc: (via email)

Marc Shore, Multi Packaging Solutions International Limited

William H. Hogan, Multi Packaging Solutions International Limited

Jason M. Licht, Latham & Watkins LLP

EXHIBIT A

Note 21—Segments (continued)

The Company’s product offerings consist of print-based specialty packaging products across the consumer, health care and multi-media end markets. The Company produces similar products including labels, cartons, inserts and rigid packaging (the “Specific Products”) in all of the geographies it serves, and in all of the end markets it serves. These Specific Products represent one product line. The nature of a specific carton, label, insert or rigid package is similar from end market to end market and geography to geography. Oftentimes, the Specific Products sold to the customer are bundled, including both label and carton, or label, carton and insert or any combination thereof. The following is a summary of gross sales estimated by product category for the respective periods:

	Successor		Predecessor
	For the year ended June 30, 2015	Period from August 15, 2013 through June 30, 2014	Period from July 1, 2013 through August 14, 2013	For the year ended June 30, 2013
Premium folding cartons	$1,051,208	$513,253	$52,828	$368,544
Inserts	268,000	138,691	9,246	81,247
Labels	126,240	79,872	8,224	69,664
Rigid packaging	70,463	10,786	—	—
Other consumer products	216,372	127,270	10,088	108,160

Total	1,732,103	869,872	80,386	627,615
Sales reserves and eliminations (2)	(114,463)	(55,659)	(6,305)	(48,214)

Total	$1,617,640	$814,213	$74,081	$579,401

The following is a summary of net sales estimated by end markets for the respective fiscal years indicated.

	Successor		Predecessor
	For the year ended June 30, 2015	Period from August 15, 2013 through June 30, 2014	Period from July 1, 2013 through August 14, 2013	For the year ended June 30, 2013
Net Sales:
Consumer	$815,882	$367,895	$26,094	$220,901
Health Care	643,982	330,018	20,929	191,400
Media	157,776	116,300	27,058	167,100

	$1,617,640	$814,213	$74,081	$579,401

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Note 21—Segments (continued)

(1)

	Successor		Predecessor
(Dollars in thousands)	For the year ended June 30, 2015	Period from August 15, 2013 to June 30, 2014	Period from July 1, 2013 to August 14, 2013	For the year ended June 30, 2013
Adjusted EBITDA	$230,962	$118,790	$10,471	$86,675
Transaction costs	(13,630)	(38,844)	(28,370)	(3,080)
Management fees	—	—	(264)	(2,315)
Stock based and deferred compensation	(5,722)	(1,534)	(125)	(2,578)
Multiemployer plan exits	—	(9,250)	676	—
Debt extinguishment costs	(1,019)	—	(14,042)	(4,140)
Purchase accounting adjustments	(3,094)	(10,836)	—	—
Severance costs	(6,419)	(2,385)	(3)	(736)
Restructuring charge	—	(7,652)	—	—
(Gain) loss on sale of fixed assets	(584)	(2,278)	96	853
Impairment charges	—	(1,006)	—	(2,112)
Foreign currency gains (loss)	12,171	777	364	(220)
Other adjustments to EBITDA	(379)	(490)	(346)	2,387

EBITDA	212,286	45,292	(31,543)	74,734
Income tax expense (benefit)	(1,880)	(19,481)	(15,621)	4,195
Interest expense	75,437	43,215	3,991	24,546
Depreciation and amortization	131,703	73,206	3,772	36,660

Net income (loss)	$7,026	$(51,648)	$(23,685)	$9,333

(2)	Represents estimated interplant eliminations, rebates, discounts and the inclusion of certain products as part of bundled transactions that are not able to be allocated to a specific product produced.

Note 22—Subsequent Event

On July 1, 2015, the Company completed the acquisition of BP Media, Ltd. (“BluePrint”). The acquisition of BluePrint provides the Company with pre-press and digital services in the European market, facilitating the processes surrounding translation and interchangeability of print content for foreign locations. In addition, BluePrint provides the Company with an established sales presence in the media markets in Europe, which will enable the Company to serve the European needs of global media releases. BluePrint had annual sales of approximately $23,000 for the 12 months immediately prior to the acquisition. The purchase price allocation is not material to the financial statements.

F-56